Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 6 April 2016	Registration Statement No. 333-198097

European Investment Bank

USD 1,500,000,000 2.125% Notes due 2026

Final Term Sheet

Issuer:	European Investment Bank
Ratings:[1]	AAA by Standard & Poor's Ratings Services2 / Aaa by Moody's Investors Service3 / AAA by Fitch Ratings[4]
Currency/Size:	USD 1,500,000,000
Settlement:	13 April 2016
Maturity:	13 April 2026
Interest Payment Dates:	13 April, 13 October
Coupon:	2.125% (semi-annual)
Reoffer:	100.000%
Yield:	2.125%
Benchmark:	UST 10yr 1.625% 15 February 2026
Spread:	+37.5 bps
Denominations:	USD 1,000
Leads:	Barclays / BofA Merrill Lynch / J.P. Morgan
Governing Law:	New York
Application of Proceeds:
The funds raised via the Notes will be earmarked for EIB’s lending projects within the fields of renewable energy and energy efficiency. Pending disbursements, the funds will be allocated to a sub-portfolio within EIB’s treasury liquidity portfolio.

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015714001273/formsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-430-0686.

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2 Carrying a stable outlook.
3 Carrying a stable outlook.
4 Carrying a stable outlook.